Mail Stop 3561

August 28, 2007

Mr. Jason N. Ader, Chairman
Global Consumer Acquisition Corp.
1370 Avenue of the Americas, 28th Floor
New York, New York 10019

      Re: **Global Consumer Acquisition Corp.**
                Registration Statement on Form S-1
                Filed on July 23, 2007
                File No. 333-144799

Dear Mr. Ader:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriter has received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

2.   Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

3.   Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company's incorporation. Also, please disclose if the company's principals have had direct or indirect contact with any potential acquisition candidates in anticipation of the company's incorporation.

4.   We note that the company's directors are affiliated with several investment funds and an investment management firm. Please disclose whether Global Consumer Acquisition Corp. (Global Consumer) may be used to acquire an entity that is a portfolio company of an affiliated fund or an entity that is otherwise affiliated with Hayground Cove Asset Management LLC (Hayground). Please discuss in detail any consideration that the company, officers, or directors have given to entering into a business combination with companies affiliated with the company's existing stockholders, officers, and directors.

5.   We note that the company intends to focus its search in the global consumer industry. In an appropriate section, please define this industry.

6.   We note the disclosure throughout the registration statement that Hayground has agreed to purchase 2,500,000 units (with an option to purchase an additional 2,500,000 units) prior to the consummation of the business combination. Please describe in detail the business purpose of this transaction. Also, please disclose whether the existing shareholders and their affiliates are bound to purchase the securities, and if so, describe the principal terms of any related agreements. We may have further comment.

Summary, page 1

7.   We note the references on the cover page to an exchangeable share transaction, joint venture transaction, or other similar business combination. Explain what you mean by exchangeable share transaction. Also, explain the joint venture transaction. Clarify whether you may enter into a business combination where you will not obtain a majority interest in the company/transaction. We may have further comment.

8.   We note the manner in which you have defined "business combination" and "transaction value." Please provide prominent, clear, and specific disclosure in both the summary and the business section discussing the impact of these definitions on the investment decisions made by investors (with respect to each of the investment decisions to be made in connection with this offering, the investment decisions to be made in connection with the "business combination" transaction, and any additional investment decisions which thereafter result). Additionally, please also provide prominent, clear, and specific disclosure with respect to the manner by which your acquisition criteria compares to and differs from the typical firm-commitment blank check acquisition criteria, including, for example, the nature and extent of the disclosure that would be furnished in the proxy statement provided to Global Consumer's investors and the size, historical results, and stage of development of Global Consumer after a potential acquisition. Additionally, any material risks to investors that result from such methodology of calculating transaction

value should be included as individual risk factors. We will have further comment.

9.   Please disclose whether the company could search for and enter into a business combination with a company located outside the U.S. If so, add appropriate risk factor disclosure.

10.   Please clearly indicate in the summary whether any members of management expect to continue with the company after the combination. If so, please discuss the how the company intends to accomplish this so as to ensure that the company's management and/or directors will be able to maintain their positions with the company post-business combination.

11.   Please revise to identify the various funds under sponsor's management that the insider warrants may be transferred to prior to the identification of a business combination.

12.   Please disclose more fully why the company believes its Investment Committee will provide a "competitive advantage in analyzing and valuing acquisition candidates" or remove these statements. Most, if not all, blank check companies have senior management and board members evaluate investment opportunities. How does this structure differ from other blank check companies and what provides its competitive advantage?

Our Sponsor and Management, page 3

13.   Clarify the role of your sponsor in your search for a business acquisition. Clarify whether opportunities and knowledge known to your sponsor prior to the completion of the IPO may be utilized after completion of the IPO by the company. We may have further comment.

The Offering, page 5

14.   Please describe the redemption process for the up to 1,125,000 founder shares that may be redeemed if the underwriter's over-allotment is not exercised in full. For example, what is the redemption price, if any, and when will the redemption occur. Also, please explain the business purpose of limiting the founder's ownership percentage to equal 20%.

Redemption, page 6

15.   Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter's option. If such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right. See also pages 22, 23, 118, and 119.

Founders Shares, page 7

16.   On page 5, the company stated for the purposes of this summary, it assumed 1,125,000 of the founder's shares would be redeemed. The summary under the heading "Founders shares" does not reflect or note this redemption. Please revise.

17.   An exception to the 180 day lock-up agreement includes transfers to various funds under sponsor's management. Please identify these funds and under what circumstances these transfers would be made. Also, please describe how these transfers would be structured. For example, would they be considered sales or capital contributions to the underlying funds? Lastly, clarify whether the lock-up agreement would continue following a valid transfer.

Amended and Restated Certificate of Incorporation, page 19

18.   The disclosure at the bottom of page 19, where you state that you view these provisions as obligations to stockholders and that you will not take any action to amend or waive these provisions, appears inconsistent with the disclosure on page 20, where you appear to indicate you could take such action with the requisite shareholder vote. Please reconcile the disclosure. We also note disclosure in the risk factors section. In addition, if others, including the initial shareholders and sponsor, may take such action to amend or waive these provisions or bring about the necessary vote, provide clear disclosure and articulate throughout the prospectus the resultant risks. We may have further comment.

Summary Financial Data, page 26

19.   Please explain how the company calculated as adjusted stockholders' equity of $284,007,500. It appears that this amount includes the value of common stock that may be converted to cash, $87,839,990, which should be classified outside of the permanent stockholders' equity. Please advise or revise.

20.   Note 1 to your table indicates that the as adjusted working capital and total assets do not include the $9 million being held in the trust account. Based on your disclosure of as adjusted total assets of approximately $293 million and total liabilities of $9 million, it appears the $9 million deferred costs are included in the determination of each figure in the as adjusted column, thus not consistent with your disclosure in Note 1. Please advise or revise.

Risk Factors, page 28

21.   Please remove the statement that "the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we deem immaterial, also may become important factors that affect us."

22.   We note that the sponsor has agreed to indemnify the company for claims of creditors.
        Disclose the consideration given by the company as to the financial ability of the sponsor to
        provide the indemnification, in light of the statement that there is no guarantee the sponsor
        will be able to satisfy these obligations.

23.   Please revise the risk factor on page 33 to address the added risk to shareholders that the
        company's officers will not indemnify it from claims from third party vendors.

24.   In the risk factor on page 34, the company notes that if the net proceeds of the offering
        outside the trust are insufficient for the company to operate, it may be unable to complete a
        business combination within the next 24 months. Specifically, it may be required to place a
        deposit, down payments, or lock-up fees that may deplete its available funds. Please
        describe in the prospectus the company's procedure in authorizing significant expenditures
        such as a deposit or letter of intent subjecting the company to a large forfeiture payment. Is
        the audit committee or some sort of board oversight required to approve such payments or
        potential payments as described?

25.   Revise the first risk factor on page 35 to clarify whether any of the officers or directors
        intends to stay with company following a business combination. Since the company will
        typically enter into employment/consulting agreements at the time the business combination
        is being negotiated, it would appear that this would be a factor considered in determining
        the target business. Please disclose.

26.   The prospectus states the company could effect a combination with an operating
        company(ies) by means of, among other things, an exchangeable share transaction or joint
        venture. See, e.g., prospectus cover. The last risk factor on page 38 discusses potential
        future joint venture arrangements and states the following.

                We may in the future co-invest with third parties through partnerships,
                joint ventures or other entities, acquiring non-controlling interests in or
                sharing responsibility for managing the affairs of a target business,
                partnership, joint venture or other entity.

        Please discuss in more detail the various ownership structures that are contemplated.
        Explain the particular emphasis upon joint ventures. Also discuss the likelihood that the
        initial business combination will be structured in such a way that company stockholders will
        be minority stockholders of the combined company. Add risk factors, if appropriate, such
        as those related to the Investment Company Act. We may have further comment.

27.   We note the disclosure in the first risk factor on page 40 discussing the ability to engage in a
        business combination with one or more target businesses that have relationships or are
        affiliated with your founding stockholders, officers, or directors. Please clearly disclose all
        businesses in the global consumer products industry, since you are limited to this industry,
        which have a relationship or are affiliated with your founding stockholders, officers, or

directors. Explain how such transactions may be considered. Explain whether you are aware of any opportunities or potential opportunities with these affiliated and related companies. We may have further comment.

28.   On the first risk factor on page 42, please clarify here and in the conflicts of interest section what types of transactions would constitute "engaging for their own account in business activities of the types conducted by us."

29.   We note that the third risk factor on page 42 indicates that the company has no limit on the amount of out-of-pocket expenses that may be reimbursable to its officers and directors. Please expand the disclosure to discuss that such payments may be very large and significantly exceed the working capital budget.

30.   On the fourth risk factor on page 48, please clarify, if true, that the board is required to obtain a third party valuation of a proposed business acquisition if there is a conflict of interest. Please clarify who makes the determination that a conflict exists, the whole board, the board exclusive of those members possibly conflicted, or solely the independent directors.

31.   If the company may seek a business located outside the United States, please include a risk factors discussing the difficulties of doing so, regulatory and operational.

Dilution, page 66

32.   Note 1 to your dilution calculation on page 67 states that the net proceeds from the offering are presented net of underwriter's discounts and commissions. The $293 million amount presented appears to include $9 million in deferred underwriter's discounts and commissions. Please advise why or revise here and throughout your registration statement (e.g. Capitalization section).

Proposed Business, page 72

33.   Given the statements regarding the lack of steps taken to identify a potential target acquisition, please provide the basis for your statement that "we believe these segments offer significant organic growth and/or consolidation opportunities in highly fragmented markets with abundant potential target acquisitions" or remove. We note a similar statement on page 74.

34.   Please specify here and in the management section management's "extensive experience in the global consumer products industry." While it appears some of your outside directors have extensive operational experience in consumer oriented companies, it is unclear that the executive officers do also.

35.   We note the statement on page 73 that you are not "currently" engaged in discussions with representatives of other companies. Clarify whether you have had any contacts or communications with representatives of other companies. We may have further comment.

36.   We note your statement that management has an extensive network of contacts. Revise to specifically identify any affiliates of management that will play a role in finding targets for business combinations.

Sources of Target Acquisition, page 74

37.   Please clarify what procedures management or the board would use to determine what an appropriate finder's fee would be, particularly if the fee exceeds the budgeted working capital amount.

Transaction Value of Target Acquisition, page 75

38.   Please discuss the factors to be used by the board in determining whether it needs to hire an unaffiliated, independent investment banking firm for an opinion as to the fair market value of the target business. For example, if there is a conflict of interest, such as purchasing a portfolio company from an affiliated fund, would the board need to seek a third party valuation?

Management, page 89

39.   If you voluntarily disclose business experience of management beyond five years, provide a complete discussion. For example, disclose the business experience of Mr. Ader from 1995 to March 2003.

40.   Please describe the following businesses listed in the management biographies: India Hospitality Corp., Context Capital Management, Christina Johnson & Associates LLC, and the Westly Group. Please identify all entities in management's background that that falls within the global consumer industry.

41.   In Jason N. Ader's biography, please specify and describe the funds that are managed by Hayground. Please add Hayground Cove Associates LP to Mr. Ader's biography.

42.   Please identify the "numerous companies" that Carl H. Hahn was a member of their respective supervisory boards. Please be specific, or omit. In Steven Westly's biography, please specify and describe the "boards and commissions" that he served on, or omit the general reference.

43.   Please be specific on Christina Johnson's association with NRDC Equity Partners. If she is no longer associated with NRDC Equity Partners, please specify the month and year. If she is still associated with the private equity firm, please include the firm and its related funds

in any analysis regarding affiliated private equity funds.

44.   Please identify the independent directors on page 91, members of the audit committee on page 92, and members of the nominating committee on page 93.

45.   You state the initial members of the Investment Committee are Jason N. Ader and Marc Soloway. Please clarify the selection process for additional committee members. For example, are they restricted solely to board members? Please describe why this structure will provide the company a competitive advantage in analyzing investment opportunities. What are the committee's duties or authority? When and how often does it meet? Clarify when you anticipate selecting additional members and why they will not be selected until after consummation of the IPO. Clarify whether you have an arrangement or understanding to select individuals from your sponsor.

Compensation for Officer and Director, page 93

46.   You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities.

47.   Please clarify if the board of directors will perform a review of reasonableness for out-of-pocket expenses incurred by the management team during its search. Please clarify that the board will not, or does not expect to, hire a consultant to perform a third-party evaluation of the reimbursable out-of-pocket expenses, even if they are a large and significant amount.

48.   Please clarify if management is, or will be, compensated, directly or indirectly, by any affiliated entity for services rendered to the company.

Conflicts of Interest, page 94

49.   The company discloses that management may have conflicts of interests in determining which affiliated entity it will present a particular business opportunity. This section notes that certain business opportunities must be presented to the company by its directors and officers, subject to any pre-existing fiduciary duties or contractual obligations they might have. Please identify all entities that directors and officers have any such pre-existing relationship with that could possibly compete with the company in acquiring a specific business. Please focus on each of their ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity. At a minimum, this disclosure should include an analysis of Hayground, Hayground Cove Associates LP, Hayground Cove Overseas Partners Ltd, and any other affiliated fund. The company may also determine that an analysis may be appropriate for Westly Group, NRDC Equity Partners, India Hospitality Corp., or any other entity affiliated with management.

50.   According to this section, officers and directors are free to become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if officers and directors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers and directors may become involved with blank check companies with a focus on the global consumer industry prior the completion of the company's business combination.

Principal Stockholders, page 97

51.   Please provide specificity regarding the ownership of Hayground, Hayground Cove Associates LP, and any affiliated funds. Please specify if any funds specialize or have interests in global consumer industry businesses.

52.   The ownership percentage of Hayground on page 97 consists of the underlying funds that the investment management firm manages. Please specify in the footnote the precise ownership percentage of each underlying fund.

53.   Pursuant to note 5 on page 97, please amend the appropriate section if any directors are added prior to the effectiveness of the registration statement.

Certain Relationships and Related Party Transactions, page 99

54.   On page 100, please clarify if the service agreement with Hayground includes the Sponsor Team's efforts, as described on pages 91 and 92.

Underwriting, page 117

55.   Please review the offering expenses amount listed on note 3, page 118, and adjust as necessary.

Notes to Financial Statements

Note 2 – Proposed Public Offering, page F-8

56.   Considering your financial statements include the details of the proposed offering, it appears that you should also disclose the details related to your commitment to pay underwriter costs (e.g. 4% upon consummation of the offering and 3% contingent). Please revise.

Note 5 – Stockholders' Equity, page F-9

57.   Please revise to disclose all material terms of the underwriter purchase option ("UPO") as well as the assumptions used to calculate the fair value of the UPO, including your

determination of volatility and your planned accounting treatment.

58.   We note your disclosure on page 10 regarding the purchase option (e.g. for the purchase of an additional 2.5 million co-investment units) granted to your sponsor, Hayground. Tell us how you intend to account for this purchase option in your financial statements. Explain your basis for the proposed accounting treatment including references to applicable authoritative guidance. Expand MD&A to discuss the transaction and the likely future effect on your future financial condition and operations.

Part II

Exhibits, page II-3

59.   Please provide a current consent of the independent accountants in any amendment.

60.   Please review Exhibit 10.5. There are several inconsistencies: (i) the first paragraph provides for the purchase of 25,000 co-investment units at $10 per unit (i.e. proceeds of $250,000), yet the last sentence describes the proceeds totaling $25 million; and (ii) paragraph 2 of the agreement provides for an option to purchase an additional 25,000 units at $10 per unit, yet later describes the potential proceeds from the exercise of the option totaling $25 million. Please reconcile these figures with page 10 of the registration statement.

61.   Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment. The completion of our review is contingent on the filing of these agreements, which may require further comments as to selected portions of the registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: Frank J. Lopez, Esq.
        Fax: (212) 969-2900